COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly Held Company
CNPJ/MF no. 47.508.411/0001-56

MINUTES OF THE GENERAL SPECIAL MEETING
HELD ON DECEMBER 20, 2006

DATE AND VENUE: On the twentieth (20th) day of the month of December, 2006, at 10:00 a.m., at the headquarters of the company located in the City and State of São Paulo, at Avenida Brigadeiro Luiz Antônio nº 3.142.

CALL-UP NOTICE: Call-up Notice published in the Official Gazette or Record of the State of São Paulo, on December 5, 6 and 7, 2006, on pp. 9, 9 and 9, as well as in the newspaper Folha de São Paulo, on December 5, 6 and 7, on pp. A8, B10 and A16 respectively.

QUORUM: Shareholders entitled to vote representing over one third of the capital stock of the company, pursuant to the signatures affixed in the Shareholders Attendance Book, thus establishing the existence of a legal quorum to hold the Meeting, which was also attended by a representative from ERNST & YOUNG Auditores Independentes S.S.

PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

AGENDA FOR THE DAY: (a) To examine, discuss and approve the Incorporation Protocol and the Justification for Incorporation by the Company, of its controller, Vieri Participações S.A., a privately held company, with home offices at Avenida Brigadeiro Luiz Antônio, nº 3.126, in the city and state of São Paulo, enrolled in the CNPJ/MF under no. 04.746.689/0001-59 (“Vieri”), entered into by the Boards of Directors of the Company and of Vieri on December 01, 2006; (b) To ratify the appointment of the specialized company ERNST & YOUNG Auditores Independentes S.S., a simple company domiciled in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 – Torre I, 5º e 6º andares, enrolled in the CNPJ/MF under no. 61.366.936/0001-25 (“Ernst & Young”), in order to evaluate Vieri’s net assets and its book value, which is to be incorporated by the Company, and the elaboration of the appropriate evaluation report; (c) To examine, discuss and approve the Evaluation report mentioned in item (b) hereinabove; (d) To approve the incorporation of the entirety of Vieri’s assets into the Company without an increase in the latter’s capital stock and through the cancellation of common shares issued by the Company and owned by Vieri, and the resulting issuance of a like number of common stock to be delivered to Wilkes Participações S.A., Vieri’s shareholder in replacement to the shares of the Company held by it, which are to be cancelled; (e) to approve the amendment to the Company’s Share Option Purchase Plan, which has been approved by the General Special Company’s Shareholders Meeting held on April 28, 1997, pursuant to the proposal put in by the Board; (f) to Change the Company’s Bylaws to: (a) include a paragraph in Article 14 regulating the instance of the absence and impediment of a member of the Board of Directors; (b) to change the construction of the sole paragraph of Article 16 to include an authorization to the board members to take part of the meetings of the Board of Directors when informed of said meetings by e-mail; and (c) to amend the header of Article 19 to extinguish the Institutional Marketing and Social Responsibility Committee; (g) To elect two (2) new members to the Board of Directors as replacement to Messrs Jacques Patrice Marie Joseph Tierny and Joël Luc Alvert Mornet; and (h) To authorize the Company’s Executive Board to carry out all the acts that may be necessary to implement and to formalize said incorporation operation.

RESOLUTIONS: Once the meeting had been declared open, the shareholders examined the items listed on the Agenda for the Day, and they unanimously decided the following, except for the vote of those shareholders that were legally prevented from voting:

(a) To approve without any provisos the Incorporation Protocol and Vieri’s Justification, Annex I, to these minutes, entered into between the Boards of Directors of the Company and of Vieri on December 01, 2006;

(b) To ratify the appointment of the specialized company Ernst & Young to evaluate Vieri’s net assets which are to be incorporated by the Company, and to elaborate the appropriate evaluation report;

(c) To approve without any provisos the Evaluation Report pertaining to the book value of Vieri’s net assets to be incorporated by the Company, said report having been prepared by Ernst & Young and appended to these minutes under the name of Annex II;

(d) To approve Vieri’s incorporation by the Company without increasing the latter’s capital stock. As result of the Incorporation being approved herein, all Vieri’s (which shall be extinguished) assets and liabilities shall be absorbed by the Company which shall succeed Vieri as regards all the latter’s rights, entitlements and obligations. Pursuant to the Evaluation Report approved herein, the amounts in the accounts representing the assets, entitlements and obligations that make up Vieri’s net assets, which are herein being incorporated by the Company, add up to R$ 2,301,209,709.04 (two billion, three hundred and one million, two hundred and nine thousand, seven hundred and nine reais and four centavos), of which R$ 1,783,915,994.77 (one billion, seven hundred and eighty-three million, nine hundred and fifteen thousand, nine hundred and ninety-four reais and seventy-seven centavos) are equivalent to the direct equity held by Vieri in the Company, evaluated according to the net assets regime in R$ 2,061,950,855.35 (two billion, sixty-one million, nine hundred and fifty thousand, eight hundred and fifty-five reais and thirty-five centavos) equivalent to the total book value of the premium attributed to the expectation of future results of the Company (as defined in the Protocol and Justification for Incorporation), there being deducted the amount of the provision corresponding to seventy-five (75%) percent of said premium, in the amount of R$ 1,546,463,141.08 (one billion, five hundred and forty-six million, four hundred and sixty-three thousand, one hundred and forty-one reais and eight centavos) set up by Vieri pursuant CVM Instruction 319/99, and pursuant its amendments; R$ 1,806,000.00 (one million, eight hundred and six thousand reais) referring to income tax liabilities deriving from prior amortization by Vieri of an installment of the premium, and finally, R$ 37,651.30 (thirty-seven thousand, six hundred and fifty-one reais and thirty centavos) equivalent to Vieri’s cash till (“Cash Till”). Pursuant the provisions of §1, Article 6 of CVM Instruction 319/99, as result of the Incorporation and as counterpart of the record of the aforementioned premium, to approve the set-up of a Special Premium Reserve by the Company in an amount equivalent to R$ 517,293,714.27 (five hundred and seventeen million, two hundred and ninety-three thousand, seven hundred and fourteen reais and seventy-seven centavos) and, also as counterpart to the amount contained in the aforementioned Cash Till, which is now being transferred to the Company, to approve the setting up of a reserve for expansion in an amount equivalent to R$ 37,651.30 (thirty-seven thousand, six hundred and fifty-one reais and thirty centavos), and as result of the Incorporation to record the cancellation of 47,009,588,419 (forty seven billion, nine million, five hundred and eighty-eight thousand and four hundred and nineteen) common shares issued by the Company and owned by Vieri, and the consequent issuance of a like number of new common shares of the Company’s stock, all of which nominal shares and without face value, subscribed and paid in herein through the conveyance to the Company of Vieri’s net assets, and assigned to Vieri’s sole shareholder, Wilkes Participações S.A. (“Wilkes”). And also to record that the shares being thus issued and assigned to Wilkes shall be entitled to the same rights as the common, outstanding shares issued by the Company, thus fully partaking of the results of the ongoing fiscal year.

(e) To approve the change to the Share Option Purchase Plan of the Company, approved by the General Special Shareholders Meeting of the Company, held on April 28, 1997, pursuant the terms of the proposal made by the Board of Directors;

(f) To approve the following amendments to the Bylaws to: (a) include a paragraph in Article 14 of the Company’s Bylaws to govern the instances of absences or temporary impediment of a member of the Board of Directors; (b) to amend the sole paragraph of Article 16 of the Company’s Bylaws to include the possibility to allow the Board Members to take part of the meetings of the Board of Directors when so informed by e-mail; and (c) to amend the header of Article 19 of the Company’s Bylaws to extinguish the Institutional Marketing and Social Responsibility Committee. As result of this resolution, the Articles of the Company’s Bylaws referred to herein shall obtain the following construction:

“Article 14 – [...].
Paragraph 3rd – In case of a temporary absence or impediment of the remaining members of the Board of Directors, said members shall be replaced by any other member appointed to that effect in writing by the absent member. In this case, besides his/her own vote, the Board Member who is to replace the absent Board Member, shall also cast the vote of the member who has been replaced.

Article 16 – [...]
Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie breaking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

Article 19 – The Company shall set up four (4) Social Committees to wit: (i) the Audit Committee; (ii) the Human Resources and Remuneration Committee; (iii) the Finance Committee; and (iv) the Development and Innovation Committee; which shall have the function to elaborate proposals or to effect recommendations to the Board of Directors as regards their specific areas of performance. The Board of Directors may set up other Committees besides the aforementioned ones.

(g) As replacement to Messrs Jacques Patrice Marie Joseph Tierny and Joël Luc Alvert Mornet, to elect Messrs Michel Alain Maurice Favre, French national, married, a business administrator by profession, bearer of Passport 03KD76791, domiciled at 58 Avenue Kleber, Paris, 75116, and Xavier Michel Marie Jacques Desjobert, French national, married, a business administrator by profession, bearer of Passport 06AA94333, domiciled at 58 Avenue Kleber, Paris, 75116, to make up the Company’s Board of Directors for a mandate that shall end at the General Shareholders Meeting to be held on April 30, 2008. The Board Members being elected herein shall take office after singing the respective term of office, recorded in the Company’s Book containing the Minutes of the Meetings of the Board of Directors. The members of the Board of Directors represent under the penalties of the law that they have not committed any of the crimes envisaged by any laws that may prevent them from performing mercantile activities, being aware of the provisions of Article 147 of Law nº 6.404/76; and

(h) To authorize the Company’s Board of Directors to perform all the acts needed for the implementation and formalization of the incorporation operation being proposed herein.

THE CLOSING OF THE MEETING: There being nothing else to discuss, the tasks of the meeting were placed in abeyance to prepare these minutes. Once the meeting was declared open again, these minutes were read and approved together with their respective annexes, having been signed by all those attending.

Signatures: Abílio dos Santos Diniz – Chairman; Marise Rieger Salzano – Secretary.

Shareholders: Wilkes Participações S.A., by itself and in the capacity of holder of the entitlements to vote of Península Participações Ltda e Segisor, represented by its legal attorneys-in-fact; Península Participações Ltda in the capacity of the holder usufructuary of the entitlements to vote of Rio Soe Empreendimentos e Participações Ltda, represented by Marise Rieger Salzano, its attorney-in-fact, Dynamo Cougar Fundo Mútuo de Investimento em Ações, Dynamo Puma II Fundo de Investimento em Participações, Ascese Fundo de Investimento em Ações, Puma Invest LLC, TNAD Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, Lumina FIA, Samambaia IV Fundo de Investimento em Ações, Febra Fundo de Investimento em Ações, Dynamo Brasil I LLC, representados por seu Administrador Dynamo Administração de Recursos Ltda, represented by Carlos Gustavo Perret Simas, its attorney-in-fact and; Ernst & Young Auditores Independentes S.S. by its legal representative.

São Paulo, December 20, 2006

An Exact Likeness of the Original

___________________________
Marise Rieger Salzano
Secretary

Initials of the Attorney: ____________________
Andréia de Almeida Brito de Lima
Brazilian Bar OAB/SP: 156.448